UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Commission File Number 000-51505

PHARMAXIS LTD

(Translation of registrant’s name into English)

Unit 2, 10 Rodborough Road

Frenchs Forest

NSW 2086

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ASX/NASDAQ Media release	6 April 2006

PHARMAXIS SECURES LICENCE FOR DRY POWDER MANUFACTURE

Specialist pharmaceutical company Pharmaxis Ltd (ASX:PXS, NASDAQ:PXSL) announced today that the Therapeutic Goods Administration (TGA) has reissued its Good Manufacturing Practices (GMP) Licence.

The Pharmaxis manufacturing facility in Sydney, Australia was first licensed by the TGA in May 2003 for the manufacture of inhalation powders for clinical trial purposes. Subsequent to an audit by the TGA earlier this year, the licence now authorises all steps in the manufacture of powders for inhalation for human use, with the exception of microbiological testing. Microbiological testing of Pharmaxis products is conducted under contract in certified laboratories.

Dr Alan Robertson, Chief Executive Officer said: “We are now ready to supply for human use our leading inhalation products manufactured under the most controlled of conditions. This represents another important step on our quest to build an integrated business. We are looking forward to bringing our products to the international arena.”

To find out more about Pharmaxis, go to http://www.pharmaxis.com.au.

ends#

SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson - Chief Executive Officer
Ph: +61 2 9454 7200, Fax +61 2 9451 3622

RELEASED THROUGH:

United States:

Brandon Lewis, Trout Group, + 1 212 477 9007 or email blewis@troutgroup.com

Australia:

Ashley Rambukwella, Financial & Corporate Relations Pty Ltd. Ph: + 61 2 8264 1004 or +61 407 231 282 or a.rambukwella@fcr.com.au

About Pharmaxis

Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. Its development pipeline of products include Aridol™ for the management of asthma, Bronchitol™ for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 (symbol PXS), and on NASDAQ (symbol PXSL) in August 2005. The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Jane Sugden, Investor Relations +61 2 9454 7230.

Forward-Looking Statements

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this press release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and Bronchitol. All forward-looking statements included in this press release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

ASX/NASDAQ Media release	11 April 2006

PHARMAXIS COMPLETES ENROLMENT IN ARIDOL COPD TRIAL

Specialist pharmaceutical company Pharmaxis Ltd (ASX:PXS, NASDAQ:PXSL) announced today that it has completed enrolment in its clinical trial to test Aridol’s ability to predict response to treatment in patients with Chronic Obstructive Pulmonary Disease (COPD).

The trial commenced in September 2005 and is being conducted at 11 hospitals in five states across Australia. Patients who volunteer for the trial receive an Aridol test followed by 12 weeks of treatment with an inhaled steroid to control lung inflammation. The trial will record differences in lung function, quality of life and the general health of the patient. Data from the study is expected to be available during the July – September quarter.

Alan Robertson, Pharmaxis chief executive officer said: ‘Currently, there is no simple test to identify the one in five patients with COPD that will have a positive clinical response to inhaled anti-inflammatory drugs. We anticipate that Aridol can play an important role in the clinical management of this disease. COPD is the world’s fourth leading cause of death and for most people affected, there is no effective therapy. We expect Aridol to fill this gap.’

To find out more about Pharmaxis, go to http://www.pharmaxis.com.au.

ends#

SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson - Chief Executive Officer
Ph: +61 2 9454 7200, Fax +61 2 9451 3622

RELEASED THROUGH:

United States:

Brandon Lewis, Trout Group, + 1 212 477 9007 or email blewis@troutgroup.com

Australia:

Ashley Rambukwella, Financial & Corporate Relations Pty Ltd. Ph: + 61 2 8264 1004 or +61 407 231 282 or a.rambukwella@fcr.com.au

About Pharmaxis

Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. Its development pipeline of products include Aridol for the management of asthma, Bronchitol for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 (symbol PXS), and on NASDAQ (symbol PXSL) in August 2005. The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Jane Sugden, Investor Relations +61 2 9454 7230.

About the trial

The following information is provided in accord with the ASX and AusBiotech Code of Best Practice for Reporting by Life Science Companies.

Name of Trial	DPM-COPD 201 (a Phase II study with Aridol)

Blinding Status	Open

Placebo Controlled	No

Treatment Method

Route	Inhalation

Frequency	Once only, before treatment with inhaled steroids

Dose level	0 – 635mg mannitol

No of subjects	73

Subject Selection Criteria	Aged 45 - 80 years, male and female, ≥ 10 pack years smoking history, spirometry consistent with COPD (pre-bronchodilator FEV1≥60% (and >1.4L) and FEV1/FVC <70%), symptoms of dyspnoea and/or chronic cough and/or excess sputum production, untreated with ICS or oral steroids for a period of 6 weeks, clinically stable for 14 days prior to study entry.

Trial Location	Australia

Commercial partners involved	None

Primary end point	FEV1 for Aridol positive vs Aridol negative patients

Primary safety end point/s	Aridol dose provoking a fall in FEV1 of 10% and 15%

Secondary end point/s	Response dose ratio Lung function parameters Quality of life Exacerbations

About Aridol

Asthma is among the top 10 most commonly cited reasons for consulting a physician. Yet physicians currently rely upon complex laboratory tests when trying to confirm the diagnosis for a possible asthmatic patient.

The lung function test, Aridol, has been developed by Australian researchers and Pharmaxis Ltd. It was registered by the Australian Therapeutic Goods Administration (TGA) in March 2006 to identify bronchial hyperresponsiveness to assist in the diagnosis of asthma.

The simple test uses a patented formulation of mannitol processed into a respirable dry powder. The test requires the patient to inhale increasing doses of Aridol, which causes the airways to narrow and contract. The changes in the airways are simply detected by measuring the amount of air a person can exhale in one second. It has been demonstrated that when airway inflammation has been reduced following treatment, the dose of Aridol to cause contraction increases. This may assist doctors in making decisions on how to treat the patient.

About COPD

Chronic Obstructive Pulmonary Disease (COPD) comprises many serious conditions affecting the lung, including emphysema, chronic bronchitis and bronchiectasis. More than 30 million people are living with COPD worldwide. COPD is the fourth leading cause of death after heart disease, cancer and stroke and is responsible for more than 100,000 deaths a year in the US and Western Europe alone. The disease costs the US healthcare system US$40 billion per year.

Forward-Looking Statements

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this press release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and Bronchitol. All forward-looking statements included in this press release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

ASX/NASDAQ Media release	11 April 2006

PHARMAXIS BOARD CHANGE

Specialist pharmaceutical company Pharmaxis Ltd (ASX:PXS, NASDAQ:PXSL) announced today that Dr Carrie Hillyard has retired as a director.

Dr Hillyard’s resignation is in line with the company’s policy on board renewal and follows the appointment of Dr Peter Farrell as an additional independent non-executive director in March 2006. Dr Hillyard considered that it was appropriate to step down at this time, having been a director since August 2002, prior to the Company’s ASX listing in November 2003.

Dr Alan Robertson, Pharmaxis chief executive officer noted: “Carrie has made a significant contribution to the Company over these formative years for which I and the other directors are most grateful.”

To find out more about Pharmaxis, go to http://www.pharmaxis.com.au.

ends#

SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson - Chief Executive Officer
Ph: +61 2 9454 7200, Fax +61 2 9451 3622

RELEASED THROUGH:

United States:

Brandon Lewis, Trout Group, + 1 212 477 9007 or email blewis@troutgroup.com

Australia:

Ashley Rambukwella, Financial & Corporate Relations Pty Ltd. Ph: + 61 2 8264 1004 or +61 407 231 282 or a.rambukwella@fcr.com.au

About Pharmaxis

Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. Its development pipeline of products include Aridol™ for the management of asthma, Bronchitol™ for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 (symbol PXS), and on NASDAQ (symbol PXSL) in August 2005. The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Jane Sugden, Investor Relations +61 2 9454 7230.

ASX/NASDAQ Media release	19 April 2006

PHARMAXIS ENROLS FIRST PATIENT IN PHASE III BRONCHIECTASIS TRIAL

Specialist pharmaceutical company Pharmaxis Ltd (ASX:PXS, NASDAQ:PXSL) is pleased to announce that the first of 350 patients has enrolled in its Phase III Bronchitol trial to treat the chronic obstructive lung disease, bronchiectasis; an incurable, degenerative and chronic inflammatory condition of the lungs affecting more than half a million people worldwide.

The trial will investigate the safety and effectiveness of Bronchitol in the treatment of bronchiectasis. It is being conducted at 22 hospitals across Australia, New Zealand, the United Kingdom and Northern Ireland. Two thirds of trial volunteers will receive Bronchitol and the remaining one third will receive a placebo. Patients will be assessed for mucus clearance and quality of life as measured by symptoms, cough severity, exercise capacity and lung function.

This trial follows a successful Phase II study in patients with bronchiectasis and the trial design has been constructed following meetings with the European regulatory agencies.

Alan Robertson, Pharmaxis Chief Executive Officer said ‘This pivotal trial for Bronchitol is the final step before registration in Australia, New Zealand and the European Union. When complete, the results of the study should provide sufficient data for a marketing application to be lodged.’

Full patient recruitment is expected to take about 8 months and treatment approximately 4 months. Results are expected to be available in the June quarter of 2007.

Bronchitol is a patented, inhalable dry powder that can be administered by a convenient, hand-held, pocket sized device. The United States Food and Drug Administration granted orphan drug status for Bronchitol for the treatment of bronchiectasis in 2005.

To find out more about Pharmaxis, go to http://www.pharmaxis.com.au ends#

SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson - Chief Executive Officer
Ph: +61 2 9454 7200, Fax +61 2 9451 3622

RELEASED THROUGH:

United States:

Brandon Lewis, Trout Group, +1 212 477 9007 or email blewis@troutgroup.com

Australia:

Ashley Rambukwella, Financial & Corporate Relations Pty Ltd. Ph: +61 2 8264 1004 or +61 407 231 282 or a.rambukwella@fcr.com.au

About Pharmaxis

Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. Its development pipeline of products include Aridol™ for the management of asthma, Bronchitol™ for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 (symbol PXS), and on NASDAQ (symbol PXSL) in August 2005. The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Jane Sugden, Investor Relations +61 2 9454 7230.

About the trial

The following information is provided in accord with the ASX and AusBiotech Code of Best Practice for Reporting by Life Science Companies.

Name of Trial	DPM B301 - a Phase III multicentre, randomised, parallel, placebo-controlled, double-blind study to investigate the safety and efficacy of Bronchitol™ (dry powder mannitol) in the symptomatic treatment of bronchiectasis.

Blinding Status	Double blind

Placebo Controlled	Yes

Ratio treatment:placebo	2:1

Treatment Method

Route	Inhalation

Frequency	Twice daily for 12 weeks

Dose level	320mg mannitol or placebo

No of subjects	354

Subject Selection Criteria

•      Known diagnosis of bronchiectasis (diagnosed by HRCT)

•      Ages 15 – 80 years, male and female

•      FEV1 50 - 80% of the predicted value and greater than 1.0L

•      Absence of uncontrolled asthma or other unstable systemic diseases

•      Clinically stable bronchiectasis for a period of 2 weeks prior to study entry

•      Evidence of chronic sputum production

•      Chronic cough and chronic chest congestion

Trial Location	Australia, New Zealand, United Kingdom, Northern Ireland

Commercial partners involved	Pharmaxis only

Expected duration	12 months

Primary end points	• To assess whether Bronchitol improves health related quality of life • To assess the impact of Bronchitol on 24 hour sputum volume.

Secondary end points

•      To assess the impact of Bronchitol on:

•      Bronchiectasis symptoms

•      Cough severity

•      Exercise capacity

•      Lung function, including gas transfer

•      Antibiotic use

•      Bronchial wall thickening and inflammation

•      Peripheral airway function

•      To demonstrate the safety profile of Bronchitol

About Bronchitol

Pharmaxis Ltd is developing Bronchitol for the management of chronic obstructive lung diseases including cystic fibrosis, bronchiectasis and chronic bronchitis. Bronchitol is a proprietary formulation of mannitol administered as a dry powder in a convenient hand-held inhaler. It is designed to hydrate the lungs, restore normal lung clearance mechanisms, and help patients clear mucus more effectively.

Clinical studies have shown Bronchitol to be well tolerated, to improve quality of life, and to stimulate mucus hydration and clearance in people with cystic fibrosis and bronchiectasis. Longer term clinical studies involving Bronchitol in cystic fibrosis and bronchiectasis are underway. These studies aim to demonstrate an improvement in lung function and quality of life, and a reduction in infection and physiotherapy needs.

About Bronchiectasis

Bronchiectasis is one of the chronic obstructive pulmonary diseases, or COPDs, and affects children and adults. It is often mistaken for asthma or pneumonia and misdiagnosis is common. In this disease the bronchial tubes become irreversibly enlarged, forming pockets that are prone to infection. The bronchi walls become damaged, causing impairment to the lung’s complex cleaning system. The result is that mucus and bacteria accumulate affecting the performance of the lungs and the quality of life of the patient.

Forward-Looking Statements

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this press release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this press release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Rule 4.7B

Appendix 4C

Quarterly report

for entities admitted

on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Pharmaxis Ltd

ABN	Quarter ended (“current quarter”)
75 082 811 630	31 March 2006

Consolidated statement of cash flows

		Current quarter $A’000	Year to date (9 months) $A’000
Cash flows related to operating activities
1.1	Receipts from research grants	66	428
1.2	Payments for (a) staff costs	(1,271)	(3,570)
	(b) advertising and marketing	(43)	(183)
	(c) research and development	(2,942)	(6,398)
	(d) leased assets	(33)	(39)
	(e) other working capital	(692)	(2,168)
1.3	Dividends received	—	—
1.4	Interest and other items of a similar nature received	1,418	2,854
1.5	Interest and other costs of finance paid	—	—
1.6	Income taxes paid	—	—
1.7	Other (provide details if material)	—	—

	Net operating cash flows	(3,497)	(9,076)

+ See chapter 19 for defined terms.

30/9/2001	Appendix 4C Page 1

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

		Current quarter $A’000	Year to date (9 months) $A’000
1.8	Net operating cash flows (carried forward)	(3,497)	(9,076)
	Cash flows related to investing activities
1.9	Payment for acquisition of:
	(a) businesses (item5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	(119)	(135)
	(d) physical non-current assets	(270)	(1,230)
	(e) other non-current assets
1.10	Proceeds from disposal of:
	(a) businesses (item 5)	—	—
	(b) equity investments
	(c) intellectual property
	(d) physical non- current assets
	(e) other non-current assets
1.11	Loans to other entities	—	—
1.12	Loans repaid by other entities	—	—
1.13	Other (provide details if material)	—	—

	Net investing cash flows	(389)	(1,365)

1.14	Total operating and investing cash flows	(3,886)	(10,441)

	Cash flows related to financing activities
1.15	Proceeds from issues of shares, options, etc.	61	79,661
1.16	Proceeds from sale of forfeited shares
1.17	Proceeds from borrowings
1.18	Repayment of borrowings
1.19	Dividends paid
1.20	Other (provide details if material)

	Net financing cash flows	61	79,661

	Net increase (decrease) in cash held	(3,825)	69,220
1.21	Cash at beginning of quarter/year to date	106,434	33,389
1.22	Exchange rate adjustments to item 1.20

1.23	Cash at end of quarter	102,609	102,609

+ See chapter 19 for defined terms.

Appendix 4C Page 2	30/9/2001

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

Current quarter $A’000
1.24	Aggregate amount of payments to the parties included in item 1.2	61
1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26	Explanation necessary for an understanding of the transactions

Payments represent directors fees for the quarter

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A’000	Amount used $A’000
3.1	Loan facilities	Nil	Nil
3.2	Credit standby arrangements	Nil	Nil

+ See chapter 19 for defined terms.

30/9/2001	Appendix 4C Page 3

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.

		Current quarter $A’000	Previous quarter $A’000
4.1	Cash on hand and at bank	194	419
4.2	Deposits at call	1,505	415
4.3	Bank overdraft
4.4	Other (bank accepted commercial bills)	100,910	105,600

	Total: cash at end of quarter (item 1.22)	102,609	106,434

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))

5.1	Name of entity	Nil	Nil
5.2	Place of incorporation or registration
5.3	Consideration for acquisition or disposal
5.4	Total net assets
5.5	Nature of business

Compliance statement

1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does /~~does not~~* (delete one) give a true and fair view of the matters disclosed.

Sign here:		Date: 28 April 2006
(Company secretary)

Print name:	David McGarvey

+ See chapter 19 for defined terms.

Appendix 4C Page 4	30/9/2001

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Notes

1.	The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.	The definitions in, and provisions of, AASB 1026: Statement of Cash Flows apply to this report except for the paragraphs of the Standard set out below.

•	6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss

•	9.2 - itemised disclosure relating to acquisitions

•	9.4 - itemised disclosure relating to disposals

•	12.1(a) - policy for classification of cash items

•	12.3 - disclosure of restrictions on use of cash

•	13.1 - comparative information

3.	Accounting Standards. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

30/9/2001	Appendix 4C Page 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMAXIS LTD

Date:	April 28, 2006	By:	/s/ David M. McGarvey
David M. McGarvey
Chief Financial Officer